VF3-503 VF

03012975

SO 3/6/03

D STATES
D EXCHANGE COMMISSION
ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-32748~~

8-2698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

William Blair & Company, LLC

OFFICE USE ONLY
FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 West Adams Street
(No. and Street)

RECD S.E.C. FEB 28 2003

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Burke (312) 236-1600
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 13 2003

OATH OR AFFIRMATION

I affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental information pertaining to the firm of William Blair & Company, L.L.C. (the Company) as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
STEPHEN CAMPBELL
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 04/09/2006

Timothy Burke
Chief Financial Officer

Notary Public

This report contains (check all applicable boxes):

(x)	(a)	Facing Page
(x)	(b)	Consolidated Statement of Financial Condition
( )	(c)	Consolidated Statement of Income
( )	(d)	Consolidated Statement of Changes in Liabilities Subordinated to Claims or Creditors
( )	(e)	Consolidated Statement of Changes in Stockholders' Equity or Partner Capital
( )	(f)	Consolidated Statement of Cash Flows
		Supplemental Information:
( )	(g)	Computation of Net Capital
( )	(h)	Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3
( )	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( )	(k)	A Reconciliation between the audited and unaudited Consolidated Statements of Financial Condition with respect to methods of consolidation
(x)	(l)	An Oath or Affirmation
( )	(m)	Independent Auditor's Supplementary Report on Internal Control

ASSURANCE AND ADVISORY BUSINESS SERVICES

Consolidated Statement of Financial Condition

William Blair & Company, L.L.C.

December 31, 2002
with Report of Independent Auditors

ERNST & YOUNG

ERNST & YOUNG LLP

William Blair & Company, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2002

Contents

Report of Independent Auditors

To William Blair & Company, L.L.C.

We have audited the accompanying consolidated statement of financial condition of William Blair & Company, L.L.C. (the Company) as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial condition of William Blair & Company, L.L.C. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Chicago, Illinois
February 13, 2003

William Blair & Company, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2002

Assets		
Cash and cash equivalents		$ 19,438,718
Money market funds		59,000,000
Receivables:		
Customers	$ 69,214,756	
Brokers, dealers and clearing organizations	26,230,178	
Securities borrowed	10,871,900	
Other	7,226,742	
		113,543,576
Trading securities:		
Corporate debt	26,676,747	
State and municipal obligations	21,897,346	
U.S. Government and agency	2,223,339	
Equity	352,435	
		51,149,867
Investments		10,207,469
Secured demand notes (collateral market value – $137,601,297)		71,637,500
Fixed assets, at cost (net of accumulated depreciation of $47,286,749)		22,505,179
Other assets		5,782,394
		$353,264,703
Liabilities and principal capital		
Payables:		
Principals	$154,150,192	
Customers	33,362,359	
Brokers, dealers and clearing organizations	6,029,915	
Other	15,320,915	
		$208,863,381
Securities sold, not yet purchased		364,898
Accrued expenses		24,036,424
Total liabilities		233,264,703
Principal capital		120,000,000
		$353,264,703

See accompanying notes.

William Blair & Company, L.L.C.

Notes to Consolidated Statement of Financial Condition

December 31, 2002

1. Significant Accounting Policies

The consolidated statement of financial condition includes the accounts of William Blair & Company, L.L.C., a Delaware limited liability company, and its wholly owned subsidiaries, William Blair International, Limited and William Blair Global Holdings (collectively, the Company). The Company is a full service investment banker, investment advisor and broker/dealer in securities. The Company makes markets in NASDAQ securities and fixed income obligations. Its operations are primarily in Chicago, Illinois.

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

All intercompany balances have been eliminated in consolidation.

Security transactions are recorded on settlement date.

The Company considers highly liquid debt instruments that are purchased with a maturity of three months or less to be cash equivalents.

Marketable trading securities and investments are valued at quoted market price, except for certain investments and securities not readily marketable, which are carried at fair value as determined by the principals.

Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amount on the consolidated statement of financial condition include receivables from and payables to brokers, dealers and clearing organizations.

1. Significant Accounting Policies (continued)

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities borrowed are recorded at the amount of cash collateral advanced. The Company monitors the market value of securities borrowed on a daily basis, with collateral returned as required. As of December 31, 2002, the Company has received securities with a market value of $10,189,850 related to the securities borrowed transactions.

Fixed assets consist of office furnishings, equipment, and leasehold improvements. Depreciation on office furnishings and equipment is provided on an accelerated basis over 5 to 7 years. Leasehold improvements are amortized on a straight-line basis over 20 years. Software developed for internal use is capitalized along with purchased software, both included in other assets, and amortized on a straight-line basis over 3 years.

All assets and liabilities denominated in foreign currencies are translated into U.S. dollars using the current exchange rate at the date of the consolidated statement of financial condition.

2. Net Capital Requirements

The Company is subject to the net capital rules of the Securities and Exchange Commission and the New York Stock Exchange, Inc. The Company elects to compute its net capital requirement under the alternative net capital method, which provides that the minimum net capital must be equal to the greater of $1,000,000 or 2% of aggregate debit items, as defined, plus the required minimum net capital of consolidated subsidiaries. At December 31, 2002, the Company had net capital of $55,226,074, which was 75% of aggregate debit items and $51,680,122 in excess of required net capital.

3. Financing Transactions and Assets Pledged

At December 31, 2002, $10,966,762 cash and U.S. Government securities owned, having a market value of $5,065,650, were pledged as collateral to secure deposit requirements at various clearing corporations. The cash collateral amount is included in receivables from brokers, dealers and clearing organizations and the U.S. Government securities are included in investments. As of December 31, 2002, the Company has the right to sell or repledge securities it received under its securities borrowed transactions. All of such securities have generally been used to deliver on customer and firm short sales.

William Blair & Company, L.L.C.

Notes to Consolidated Statement of Financial Condition (continued)

4. Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, consist primarily of equity securities and are valued at market. Securities sold, not yet purchased, obligate the Company to purchase the securities at a future date at then-prevailing prices, which may differ from the market values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the consolidated statement of financial condition.

5. Commitments and Contingent Liabilities

The Company enters into exchange-traded futures contracts primarily to hedge the interest rate risk in proprietary fixed income trading positions and fixed income commitments. The contract amounts of open futures contracts purchased and sold at December 31, 2002 are $5,700,000 and $2,000,000, respectively. The contract amounts reflect the volume and activity and do not reflect the risk of loss due to counterparty nonperformance.

The contract amounts of open contractual commitments reflect the Company's extent of involvement in a delayed delivery or receipt of securities and do not represent the risk of loss due to counterparty nonperformance. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial position. At December 31, 2002, the Company had the following open contractual commitments:

Commitments to purchase	$ 86,116,718
Commitments to sell	100,443,097

The Company is a defendant in lawsuits incidental to its securities and underwriting business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various matters will not result in any material adverse effect on the consolidated financial position of the Company. No liability related to these matters has been accrued at December 31, 2002.

William Blair & Company, L.L.C.

Notes to Consolidated Statement of Financial Condition (continued)

5. Commitments and Contingent Liabilities (continued)

The Company's lease agreements covering office space and certain office equipment require annual lease payments though the year 2011. Future minimum annual lease payments required of the Company at December 31, 2002, are as follows:

Year	Lease Payments
2003	$10,513,000
2004	10,500,000
2005	9,431,000
2006	8,262,000
2007	8,379,000
2008 to 2011	28,128,000
	$75,213,000

At December 31, 2002, the Company was contingently liable in the amount of $166,260 under a letter of credit agreement issued in connection with the Company's leasehold improvement obligations.

6. Financial Instruments with Off-Balance-Sheet Risk

The Company's normal business activity involving the execution, settlement and financing of securities and commodities transactions may expose the Company to off-balance-sheet credit risk in the event its counterparties are unable to fulfill contractual obligations.

The Company's customer securities activities, including transactions involving the sale of securities not yet purchased (short sales), are transacted on a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal guidelines, collateralized by cash and securities in the customer's account. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial position.

Contractual commitments and futures contracts provide for the delayed delivery of securities, with the seller agreeing to make delivery at a specified future date, at a specified price or yield. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in market value.

6. Financial Instruments with Off-Balance-Sheet Risk (continued)

For all of the above activities, the Company minimizes credit risks by (a) monitoring credit exposure and limits by individual counterparty and in the aggregate and (b) monitoring collateral value on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary

7. Related Party Transactions

The Company provides management advisory and administrative services to the William Blair Mutual Funds, Inc. and various affiliated partnerships.

8. Profit Sharing Plan

The Company sponsors a qualified profit sharing plan that covers substantially all U.S. employees and principals who meet certain eligibility requirements. The annual Company contribution to the plan is discretionary.

9. Consolidated Subsidiaries

The assets of approximately $5.6 million and the capital of approximately $4.6 million of William Blair International, Limited are included in the consolidated computation of the Company's net capital, because the assets of the subsidiary are readily available for the protection of the Company's customers, broker/dealers and other creditors, as permitted by Rule 15c3-1. Minimum net capital required for William Blair International, Limited is approximately $2.1 million. The capital of approximately $4.6 million of William Blair Global Holdings is not included in the computation.